Pricing Supplement No. 29 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

  [RBC LOGO]            US$584,000
                        Royal Bank of Canada
                        Partially Principal Protected Notes due August 31, 2011
                        Linked to a Basket of iShares(R) Exchange Traded Funds

Issuer:                 Royal Bank of Canada ("Royal Bank")
Series:                 Senior Global Medium-Term Notes, Series B
Issue Date:             August 31, 2006
Maturity Date and Term: August 31, 2011 (resulting in a term to maturity of five years).
Coupon:                 We will not pay you interest during the term of the
                        Notes.
Basket:                 The payment at maturity on the Notes are linked to
                        the value of an equally weighted basket (the
                        "Basket") consisting of three exchange-traded funds, the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund, and the iShares(R) FTSE/Xinhua China 25 Index Fund (each, an
                        "iShares(R) Fund" or an "Underlying ETF," and together, the "iShares(R) Funds" or the "Underlying
                        ETFs"). Such weightings will be achieved by providing a Component Weight for each Underlying ETF as follows:

                                       Underlying ETF                    Component Weight     Reference Price
                        ------------------------------------------       ----------------     ---------------
                        iShares(R) MSCI Singapore Index Fund                 33.3333%              $8.87
                        iShares(R) MSCI Hong Kong Index Fund                 33.3333%             $13.79
                        iShares(R) FTSE/Xinhua China 25 Index Fund           33.3334%             $78.35

Minimum Investment:     US$5,000.
Denomination:           US$1,000 (except that non-U.S. investors may be
                        subject to higher minimums).
Payment at Maturity:    At maturity, if the basket level on the Valuation
                        Date is greater than or equal to the basket level on the Pricing Date (in which case the Basket
                        Performance will be zero or positive), then the investor will receive a cash payment equal to the lesser of:
                             (a) Principal Amount + (Principal Amount x Basket Performance), and
                             (b)   Principal Amount x 155%.
                        If the basket level on the Valuation Date is less than the basket level on the Pricing Date (in which case the Basket Performance will be negative), then, at maturity, the investor will receive a cash payment equal to the greater of:
                             (a) Principal Amount + (Principal Amount x Basket Performance), and
                             (c)   Principal Amount x 90%.

Basket Performance:     The Basket Performance is an amount (expressed as a
                        percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the three Underlying ETFs.
                        The Weighted Component Change for each Underlying ETF will be determined as follows:

                           Component Weight      x    (  ETF(f)- ETF(i)   )
                                                       -------------------
                                                               ETF(i)

                         where, ETF(f) is the Reference Price of such
                        Underlying ETF on August 26, 2011 (the "final
                        valuation date")
                        ETF(i) is the Reference Price of such Underlying ETF
                        on August 28, 2006 (the "initial valuation date")
                        The Reference Price of each Underlying ETF is price
                        of such Underlying ETF as of the close of trading on
                        the New York Stock Exchange on the relevant date.
Clearance and
Settlement:             DTC global (including through its indirect
                        participants Euroclear and Clearstream, Luxembourg as
                        described under "Ownership and Book-Entry Issuance"
                        in the accompanying prospectus).
CUSIP Number:           78008EBT3
Listing:                The Notes will not be listed on any securities
                        exchange or quotation system.
Calculation Agent:      JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factor"' section beginning on page P-7 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                         Proceeds to Royal
                           Price to Public       Agent's Commission        Bank of Canada
                           ---------------       ------------------        --------------
       Per Note.........         100%                  3.00%                    97%
       Total............       $584,000               $17,520                 $566,480

                         RBC Capital Markets Corporation
                    Pricing Supplement dated August 28, 2006 iShares(R) is a registered mark of Barclay's Global Investors, N.A. and has been licensed for use by Royal Bank of Canada. The Partially Principal Protected Notes due August 31, 2011, Linked to a Basket of iShares(R) Exchange Traded Funds (the "Notes") are not sponsored, endorsed, sold or promoted by Barclays Global Investors, N.A., or its affiliate, Barclays Global Fund Advisors (together, "Barclays") and Barclays does not make any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying ETFs (as defined herein) and the trademarks referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank of Canada, and not for any third parties. The only relationship of Barclays to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying ETFs, which are determined, composed and calculated by Barclays without regard to Royal Bank of Canada or the Notes. Barclays has no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying ETF. Barclays is not responsible for and have not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. Barclays has no obligation or liability in connection with the administration, marketing or trading of the Notes.

BARCLAYS DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INFORMATION CONTAINED HEREIN OR IN ANY DOCUMENT RELATING TO AN UNDERLYING ETF OR ANY DATA INCLUDED THEREIN AND BARCLAYS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. BARCLAYS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INFORMATION RELATING TO ANY UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BARCLAYS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The Notes are not in any way sponsored, endorsed, sold or promoted by FTSE/Xinhua Index Limited ("FXI"), FTSE International Limited ("FTSE"), the London Stock Exchange Plc ("Exchange"), The Financial Times Limited ("FT") or Xinhua Financial Network Limited ("Xinhua") (collectively the "Licensor Parties") and none of the Licensor Parties make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the Xinhua/FTSE China 25 Index (the "Index") and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by FTSE on behalf of FXI. None of the Licensor Parties shall be liable (whether in negligence or otherwise) to any person for any error in the Index and none of the Licensor Parties shall be under any obligation to advise any person of any error therein.

""FTSE(R)" is a trade mark jointly owned by the Exchange and the FT. "[CHARACTERS OMITTED]" is a trade mark of FTSE. "Xinhua" and "[CHARACTERS OMITTED]" are service marks and trade marks of Xinhua Finance Limited. All marks are licensed for use by FXI.

                                TABLE OF CONTENTS

Pricing Supplement
Summary................................................................................    P-1
Risk Factors...........................................................................    P-6
The Underlying ETFs....................................................................    P-12
Specific Terms of the Notes............................................................    P-19
Use of Proceeds and Hedging............................................................    P-24
Supplemental Tax Considerations........................................................    P-25
Supplemental Plan of Distribution......................................................    P-27
Documents Filed as Part of the Registration Statement..................................    P-27

Prospectus Supplement
About This Prospectus Supplement.......................................................    S-3
Recent Developments....................................................................    S-3
Consolidated Ratios of Earnings to Fixed Charges.......................................    S-3
Risk Factors...........................................................................    S-4
Use of Proceeds........................................................................    S-7
Description of the Notes We May Offer..................................................    S-8
Certain Income Tax Consequences........................................................    S-27
Employee Retirement Income Security Act................................................    S-40
Supplemental Plan of Distribution......................................................    S-41
Documents Filed as Part of the Registration Statement..................................    S-46

Prospectus
Documents Incorporated by Reference....................................................    1
Where You Can Find More Information....................................................    3
About This Prospectus..................................................................    3
Caution Regarding Forward-Looking Information..........................................    4
Royal Bank of Canada...................................................................    5
Risk Factors...........................................................................    5
Use of Proceeds........................................................................    5
Consolidated Ratios of Earnings to Fixed Charges.......................................    6
Description of Securities We May Offer.................................................    6
Additional Mechanics...................................................................    9
Special Situations.....................................................................    11
Subordination Provisions...............................................................    13
Defeasance.............................................................................    14
Events of Default......................................................................    15
Ownership and Book-Entry Issuance......................................................    16
Our Relationship with the Trustee......................................................    21
Tax Consequences.......................................................................    21
Plan of Distribution...................................................................    22
Validity of Securities.................................................................    23
Experts................................................................................    23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others..........    24
Documents Filed as Part of the Registration Statement..................................    24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering partial principal protection and limited participation in any appreciation of the performance of a basket of three exchange-traded funds reflecting the stock performance of companies in Singapore, Hong Kong and China (the "Basket") at maturity. If the Basket appreciates, you will receive a return equal to such appreciation, subject to a cap of 55%. If the Basket, depreciates, you will receive a negative return on the Notes and may lose up to 10% of your principal amount invested. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risk". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in any positive performance of the Basket, reflecting the stock performance of companies in Singapore, Hong Kong and China. You will participate in any such gains at maturity, subject to a maximum of 55%.

o Partial Principal Protection--At maturity, your principal is partially protected against a negative Basket Performance. You should be prepared to lose as much as 10% of your principal amount invested.

Selected Risk Considerations

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

o Principal at Risk--If the basket depreciates between the initial valuation date and the final valuation date, you may lose up to 10% of your principal amount at maturity at a rate of 1% loss of principal for every 1% decrease in the Basket Performance. The trading prices of the Basket Components may change unpredictably, affecting the level of the Basket and the value of your Notes in unforeseeable ways.

o Market Risk--The extent to which the return on the Notes is positive is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Performance is positive. The prices of the Underlying ETFs may change unpredictably, affecting the value of your Notes in unforeseeable ways.

o The Total Return Is Capped, Which May Limit Your Potential Payment at Maturity--You will receive a positive return on your principal amount at maturity if the basket appreciates between the initial valuation date and the final valuation date. Any return, however, will be capped at 55%. In contrast, an investment in a security linked directly to the performance of the basket or any of the basket components (without a cap) will not limit an investor's return linked to the appreciation, if any, of the basket or either of the basket components at maturity.

o Limited Portfolio Diversification--The three Underlying ETFs are concentrated in Asia and may therefore carry risks similar to a concentrated investment in the economies of Asia in general and in the Underlying ETFs in particular.

o No Principal Protection Unless You Hold the Notes to Maturity--You will be entitled to receive a minimum payment 90% of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

o No Interest Payments-- You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the iShares(R) MSCI Singapore Index Fund (the "iShares(R) MSCI Singapore Index Fund Constituent Stocks"), the iShares(R) MSCI Hong Kong Index Fund (the "iShares(R) MSCI Hong Kong Index Fund Constituent Stocks"), and the iShares(R) FTSE/Xinhua China 25 Index Fund (the "iShares(R) FTSE/Xinhua China 25 Index Fund Constituent Stocks", and together with the iShares(R) MSCI Singapore Index Fund Constituent Stocks, and the iShares(R) MSCI Hong Kong Index Fund Constituent Stocks, the "Constituent Stocks")

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o    You are willing to hold the Notes to maturity.

o You are willing to accept the risk of fluctuations in Asian equities in general and the Underlying ETFs in particular.

o You believe the Basket Performance will be positive during the term of the Notes.

o You seek an investment that offers partial principal protection when held to maturity.

o    You do not seek current income from this investment.

o You seek an investment with a return linked to the performance of the Underlying ETFs.

The Notes may not be a suitable investment for you if:

o    You are unable or unwilling to hold the Notes to maturity.

o    You are unwilling to lose any of your principal invested.

o You are not willing to be exposed to fluctuations in Asian equity prices in general and the Underlying ETFs in particular.

o You believe the Basket Performance will be negative during the term of the Notes.

o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

o You prefer not to create an over-concentrated position in the Asian equities sector of your portfolio.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     Your Notes will be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to 5.28% per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-20.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-21.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The Reference Prices of the Underlying ETFs used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the References Prices of the Underlying ETFs on the initial valuation date or the final valuation date on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $5,000 and that no extraordinary event has occurred.

Example 1 -- Calculation of the payment at maturity where the Basket Performance is positive, but less than +55%

                                                                                             Weighted
                                                                ETF          Component       Component
Underlying ETF                      ETF(i)      ETF(f)      Performance      Weight          Change
--------------                      ------      ------      -----------      ------          ------
iShares MSCI Singapore
   Index
   Fund .......................      $8.50       $13.60        60.00%        33.3333%        20.00%
iShares MSCI Hong Kong
   Index
   Fund .......................     $14.00       $11.20       -20.00%        33.3333%        -6.67%
iShares FTSE/Xinhua China
   25 Index Fund ..............     $80.00      $144.00        80.00%        33.3334%        26.67%

Basket Performance ............                                                              40.00%

Since the Basket Performance is greater than or equal to 0%:

Payment at Maturity = Lesser of:

     a)   $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x 40.00%) =
          $7,000.00

     b)   $5,000 x 155% = 7,750.00 (the maximum redemption amount is 155%)

     Or, $7,000.00

40% Return on Investment



Example 2 -- Calculation of the payment at maturity where the Basket Performance is positive, and greater than +55%

                                                                                             Weighted
                                                                ETF          Component       Component
Underlying ETF                      ETF(i)      ETF(f)      Performance      Weight          Change
--------------                      ------      ------      -----------      ------          ------
iShares MSCI Singapore
   Index
   Fund........................      $8.50       $13.60        60.00%        33.3333%        20.00%
iShares MSCI Hong Kong
   Index
   Fund........................     $14.00       $26.60        90.00%        33.3333%        30.00%
iShares FTSE/Xinhua China
   25 Index Fund...............     $80.00      $144.00        80.00%        33.3334%        26.67%

Basket Performance.............                                                              76.67%

Since the Basket Performance is greater than or equal to 0%:

Payment at Maturity = Lesser of:

     a)   $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x 76.67%) =
          $8,833.50

     b)   $5,000 x 155% = 7,750.00 (the maximum redemption amount is 155%)

     Or, $7,750.00

55% Return on Investment

Example 3 -- Calculation of the payment at maturity where the Basket Performance is negative, but not less than -10%

                                                                                             Weighted
                                                                ETF          Component       Component
Underlying ETF                      ETF(i)      ETF(f)      Performance      Weight          Change
--------------                      ------      ------      -----------      ------          ------
iShares MSCI Singapore
   Index
   Fund........................      $8.50      $11.05         30.00%        33.3333%         10.00%
iShares MSCI Hong Kong
   Index
   Fund........................     $14.00      $11.20         -20.00%       33.3333%         -6.67%
iShares FTSE/Xinhua China
   25 Index Fund...............     $80.00      $56.00         -30.00%       33.3334%        -10.00%

Basket Performance.............                                                               -6.67%

Since the Basket Performance is less than 0%:

Payment at Maturity = Greater of:

     a)   $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x -6.67%) =
          $4,666.50

     b)   $5,000 x 90% = 4,500.00 (the minimum redemption amount is 90%)

     Or, $4,666.50

-6.67% Return on Investment



Example 4 -- Calculation of the payment at maturity where the Basket Performance is negative, and less than -10%

                                                                                             Weighted
                                                                ETF          Component       Component
Underlying ETF                      ETF(i)      ETF(f)      Performance      Weight          Change
--------------                      ------      ------      -----------      ------          ------
iShares MSCI Singapore
   Index
   Fund........................      $8.50       $7.65         -10.00%       33.3333%         -3.33%
iShares MSCI Hong Kong
   Index
   Fund........................     $14.00      $11.20         -20.00%       33.3333%         -6.67%
iShares FTSE/Xinhua China
   25 Index Fund...............     $80.00      $56.00         -30.00%       33.3334%        -10.00%

Basket Performance.............                                                              -20.00%

Since the Basket Performance is less than 0%:

Payment at Maturity = Greater of:

     a)   $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x -20.00%) =
          $4,000.00

     b)   $5,000 x 90% = 4,500.00 (the minimum redemption amount is 90%)

     Or, $4,500.00

-10.00% Return on Investment

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of three exchange traded fund, the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund, and the iShares(R) FTSE/Xinhua China 25 Index Fund s (the "Underlying ETFs"). Investing in the Notes is not equivalent to investing directly in the Constituent Stocks or the Underlying ETFs themselves. See "The Basket" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. The Partial Principal Protection Provided by the Notes only Applies If You Hold Your Notes to Maturity

     You will receive at least the minimum payment of the principal amount of your Notes only if you hold them to maturity. If you sell your Notes in the secondary market prior to maturity, you may receive an amount that is less than such minimum payment. You should be willing to hold your Notes to maturity.

The Notes Do Not Pay Interest and You May Lose Up to 10% Your Principal Amount

     The Notes do not pay interest and may return only 90% of the principal amount invested. The amount payable at maturity will be determined pursuant to the terms described in this pricing supplement. At maturity, if the basket depreciates between the initial valuation date and the final valuation date, you may lose up to 10% of your principal amount invested at a rate of 1% loss of principal for every 1% decrease in the Basket Performance.

Any positive return in any Underlying ETF may be offset by a negative return in another Underlying ETF.

     The Notes are linked to the three Underlying ETFs: the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund, and the iShares(R) FTSE/Xinhua China 25 Index Fund, each of which is given a separate weight in calculating the contribution of such ETF to the Basket Performance. A positive return in any Underlying ETF may be offset by a negative return in another Underlying ETF resulting in negative Basket Performance.

Owning the Notes is not the same as owning the Constituent Stocks

     The return on your Notes may not reflect the return you would realize if you actually owned the Constituent Stocks. This is the case because the Basket Performance is calculated by reference to the prices of each Underlying ETF without taking into consideration the value of dividends paid on the Constituent Stocks in included in such Underlying ETFs.

You Will Not Benefit from Any Appreciation in the Reference Price of Any Underlying ETF, If Such Appreciation Is Not Reflected in the Reference Price on the Final Valuation Date

     If the Basket Performance is zero or negative, as the case may be, on the final valuation date, then the payment at maturity with respect to each Note will be limited to the principal amount or the minimum payment of 90% of the principal amount, as the case may be. This will be true even though the Basket Performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Prices of the Underlying ETFs (or otherwise determined by the calculation agent, in the case of an extraordinary event) on the final valuation date. You should therefore be prepared to realize no return on, or a loss of up to 10% of, the principal amount of your Notes at maturity.

Changes that affect the Underlying ETF will affect the market value of the Notes and the amount you will receive at maturity

     The policies of Barclays Global Fund Advisors, with respect to the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund, and the iShares(R) FTSE/Xinhua China 25 Index Fund, (the "ETF Source") concerning the calculation of the Underlying ETF, additions, deletions or substitutions of the Constituent Stocks and the manner in which changes affecting the Constituent Stocks or the issuers of the Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in its respective Underlying ETF, could affect its respective Underlying ETF and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the ETF Source changes these policies, for example by changing the manner in which it determines the Constituent Stocks (and their respective weightings) of the Underlying ETFs, in which case it may become difficult to determine the market value of the Notes. If events such as these occur or if the Reference Price of the ETF on the final valuation date is not available because of a market disruption event or for any other reason, the Calculation Agent--which initially will be JPMorgan Chase Bank, N.A.--may determine the Reference Price of the ETF or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Factors Related to the Three Asian Economies Represented by the Underlying ETFs

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the reported prices for the Underlying ETFs will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

     o    the general interest rate environment;

     o economic, financial, political, regulatory, geographical, biological or legal events that affect or could potentially affect the Asian regional economies, the economies of Singapore, Hong Kong and China, and the market price of the Underlying ETFs; or

     o    the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

     We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the price of each of the Underlying ETFs, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     Volatility of the Underlying ETFs. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of each of the Underlying ETFs changes, the market value of the Notes may change.

     Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

     Time Premium or Discount. As a result of a "time premium or discount," the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the prices of the Underlying ETFs the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the prices of each of the Underlying ETFs during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the Notes.

     Hedging Activities. Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the Underlying ETFs or in the other instruments, such as options, swaps or futures, based upon the Underlying ETFs or their Constituent Stocks. This hedging activity could affect the market value of the Notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines. Profit or loss from this hedging activity could affect the price at which RBC Capital Markets Corporation may be willing to purchase your Notes in the secondary market.

     Royal Bank of Canada's Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the credit ratings, financial condition or results of Royal Bank of Canada may affect the market value of the Notes. The Notes are subject to the credit risk of Royal Bank of Canada.

     You should understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

There are Specific Risks Associated with the Underlying ETFs

     Each of the underlying ETFs is subject to the principal risks described below.

     Foreign Security Risk

     Each Underlying ETF invests entirely within the equity markets of a single country or region. These markets are subject to special risks associated with foreign investment including, but not limited to: generally less liquid and less efficient securities markets; generally greater price volatility; exchange rate fluctuations and exchange controls; imposition of restrictions on the expatriation of funds or other assets; less publicly available information about issuers; the imposition of taxes; higher transaction and custody costs; settlement delays and risk of loss; difficulties in enforcing contracts; less liquidity and smaller market capitalizations; lesser regulation of securities markets; different accounting and disclosure standards; governmental interference; higher inflation; social, economic and political uncertainties; the risk of expropriation of assets; and the risk of war.

     Asset Class Risk

     The returns from the types of securities in which an Underlying ETF invests may underperform returns from the various general securities markets or different asset classes. Different types of securities tend to go through cycles of out-performance and underperformance in comparison to the general securities markets.

     Passive Investments

     The Underlying ETFs are not actively managed. The Underlying ETFs are intended to mirror the MSCI Hong Kong Index, the MSCI Singapore Index and the Xinhua/FTSE China 25 Index respectively (each, an "Underlying Index" and, together, the "Underlying Indices"). Each Underlying ETF may be affected by a general decline in the U.S. or foreign market segments relating to the index that it proposes to track (its "Underlying Index"). Each Underlying ETF maintains an investment in the securities included in, or representative of, its Underlying Index regardless of their investment merit. An Underlying ETF does not attempt to take defensive positions in declining markets.

     Concentration

     If the Constituent Stocks of a Underlying ETF concentrate in a particular industry, group of industries or sector, that Underlying ETF may be adversely affected by the performance of those securities and may be subject to price volatility. In addition, an Underlying ETF that concentrates in a single industry or group of industries may be more susceptible to any single economic, market, political or regulatory occurrence affecting that industry or group of industries.

     Derivatives

     A derivative is a financial contract the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Each Underlying ETF may invest in stock index futures contracts and other derivatives. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices and thus an Underlying ETF's losses may be greater if it invests in derivatives than if it invests only in conventional securities.

     Tracking Error Risk

     Imperfect correlation between an Underlying ETF's securities and those in its Underlying Index, rounding of prices, changes to the Underlying Indices and regulatory policies may cause a Fund's performance to not match the performance of its Underlying Index. This is called "tracking error." Tracking error may also result because the Underlying ETF incurs fees and expenses while its Underlying Index does not incur such expenses.

     Management Risk

     Because each Underlying ETF does not fully replicate its Underlying Index and may hold securities not included in its Underlying Index, an Underlying ETF is subject to management risk. This is the risk that an Underlying ETF's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

     Currency Risk

     Because each Underlying ETF's NAV is determined on the basis of U.S. dollars, you may lose money if you invest in an Underlying ETF if the local currency of Singapore, Hong Kong or China depreciates against the U.S. dollar.

     Emerging Market Risk

     The foreign markets in which the Underlying ETFs invest are considered to be emerging markets. Investment in these emerging markets subjects an Underlying ETF to a greater risk of loss than investments in a developed market. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, greater risk of market shut down and more governmental limitations on foreign investment policy than those typically found in a developed market.

     Non-Diversification Risk

     Each Underlying ETF is classified as "non-diversified." This means that each Underlying ETF may invest most of its assets in securities issued by or representing a small number of companies. As a result, each Underlying ETF may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

The Historical Performance of the Underlying ETFs Is Not an Indication of the Future Performance of the Underlying ETFs

     The historical performance of each of the Underlying ETFs which is included in this pricing supplement should not be taken as an indication of the future performance of the such Underlying ETF during the term of the notes. Changes in the prices of each Underlying ETF will affect the trading price of the Notes, but it is impossible to predict whether the prices of any of the Underlying ETFs will rise or fall.

The Policies of the Underlying ETFs Investment Adviser and Changes that Affect the Underlying Indices Could Affect the Amount Payable on your Note and its Market Value

     The policies of BGFA concerning the calculation of each Underlying ETF's net asset value, additions, deletions or substitutions of securities in the Underlying ETF and the manner in which changes affecting the Underlying Index are reflected in the Underlying ETF could affect the market price of shares of the Underlying ETF and, therefore, the amount payable on your Note on the stated maturity date and the market value of your Note before that date. The amount payable on your Note and its market value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the net asset value, or if BGFA discontinues or suspends calculation or publication of the net asset value, in which case it may become difficult to determine the market value of your Note. If events such as these occur or if the closing price of shares of either basket component is not available on the final valuation date because of a market disruption event or for any other reason, the calculation agent--which initially will be JPMorgan Chase Bank, National Association--may determine the prices of shares of the basket components on the final valuation date and thus the amount payable on the maturity date--in a manner it considers appropriate, in its sole discretion.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Except to the Extent Royal Bank and One or More of its Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of the Basket Components, There Is No Affiliation Between Any of the Underlying ETFs and Royal Bank, and We Are Not Responsible for Any Disclosure by the Underlying ETF

     RBC Dain Rauscher Inc. and one or more of our other affiliates act, from time to time, as Authorized Participants in the distribution of shares of the Underlying ETFs, and, at any time, may hold shares of an Underlying ETF. Except for the relationship described in the preceding sentence, Royal Bank is not otherwise affiliated with the basket components or the issuers of the Constituent Stocks or the stocks comprising the Underlying Indices. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the Underlying ETF and many of the Constituent Stock or Underlying Index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the Underlying ETFs or any of the Constituent Stock or Underlying Index stock issuers. You, as an investor in your Note, should make your own investigation into the Underlying ETFs and the Constituent Stock or Underlying Index stock issuers.

     None of the Underlying ETF nor any of the Constituent Stock or Underlying Index stock issuers are involved in this offering of your Note in any way and none of them have any obligation of any sort with respect to your Note. None of the Underlying ETF nor any of the Constituent Stock or Underlying Index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Note.

The Calculation Agent Can Postpone the Calculation of the Basket Performance or the Maturity Date If an Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Basket Performance may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures and forward contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date.

If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Basket Performance that would have prevailed in the absence of the extraordinary event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Underlying ETFs

     The composition of the Basket and the method of calculating the Reference Prices of the Underlying ETFs may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if a Reference Price is not available for a Underlying ETF for any reason, then the calculation agent may take such action, including adjustments to the Basket or to the method of calculating the Reference Price of that Underlying ETF, as it deems appropriate. See "Specific Terms of the Notes--Adjustments to the Basket and Reference Price" in this pricing supplement. Such changes could adversely affect the Basket Performance and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                               THE UNDERLYING ETFs

     The following is a description of the three Underlying ETFs, including, without limitation, each of their make-up, method of calculation and changes in their components. The information in this description has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, investment advisor or manager of each of the basket components. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into each of the Underlying ETFs and its investment advisor or manager. The Underlying ETFs investment adviser, BGFA, MCSI and FTSE/Xinhua Index Limited are not involved in the offer of the Notes in any way and none of them has any obligation to consider your interests as a holder of the Notes. MSCI has not obligation to continue to publish the MSCI Singapore Index or the MSCI Hong Kong Index and FTSE/Xinhua Index Limited has no obligation to continue to publish the FTSE/Xinhua China 25 Index, and either may discontinue publication of any of the Underlying Indices index at any time in its sole discretion.

     iShares(R) Trust. (of which the iShares(R) Xinhua/FTSE China 25 Index Fund is a part) and iShares(R) Inc. (of which the iShares(R) MSCI Singapore Index Fund and iShares(R) MSCI Hong Kong Index Fund are parts) are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file information specified by the SEC periodically. Information filed with the SEC can be inspected and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the iShares(R) Trust and iShares(R) Inc. with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC's website is www.sec.gov.

The iShares(R) Index Funds in General

     The iShares(R) MSCI Singapore Index Funds and the iShares(R) MSCI Singapore Index Fund are issued by iShares(R), Inc., a registered investment company. The iShares(R) FTSE/Xinhua China 25 Index Fund is issued by iShares(R) Trust , an open-end management registered investment company. Each Fund is an "index fund" that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index (its "Underlying Index") developed by an index provider. BGFA, the investment adviser to each Fund, is a subsidiary of Barclays Global Investors, N.A. ("BGI").

     Barclays Global Financial Advisors ("BGFA") is the investment advisor to the iShares(R) Index Funds (each, a "Fund"). Each Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a single stock market or all of the stock markets in a geographic region compiled by an index provider (an "Index Provider"). The Index Provider for the iShares(R) MSCI Singapore Index Funds and the iShares(R) MSCI Singapore Index Fund is Morgan Stanley Capital International Inc. ("MSCI"). The Index Provider for the iShares(R) FTSE/Xinhua China 25 Index Fund is FTSE/Xinhua Index Limited ("FXI"). FXI is a Hong Kong incorporated, joint venture company between FTSE, the global index company, and Xinhua Financial Network. BGFA and its affiliates are not affiliated with MSCI or FTSE.

     The shares of the iShares(R) Funds are listed and traded at market prices on national securities exchanges, such as the New York Stock Exchange or the American Stock Exchange. Each Fund has its own CUSIP number and exchange trading symbol. Market prices for a Fund's shares may be different from its net asset value per share ("NAV").

     For additional information regarding iShares(R), Inc. and the iShares(R) Trust, BGFA, the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund and the iShares(R) Xinhua/FTSE China 25 Index Fund, and the risk factors attributable to the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund and the iShares(R) Xinhua/FTSE China 25 Index Fund, please see the relevant portions of the Prospectuses, dated January 1, 2006 (as revised March 8, 2006) for the iShares(R) MSCI Singapore Index Fund and the iShares(R) MSCI Hong Kong Index Fund, and dated December 1, 2005 (as revised March 8, 2006) for the iShares(R) Xinhua/FTSE China 25 Index Fund, in each case filed as Definitive Materials on Form 497 with the SEC on March 8, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of

1940, as amended (File No. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding the iShares(R) MSCI Singapore Index Fund, the iShares(R) MSCI Hong Kong Index Fund and the iShares(R) Xinhua/FTSE China 25 Index Fund, including their top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares(R) website at www.ishares.com.

     Investment Objective

     Each Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index.

     Principal Investment Strategies

     BGFA uses a "passive" or indexing approach to try to achieve each Fund's investment objective. Unlike many investment companies, the Funds do not try to "beat" the markets they track and do not seek temporary defensive positions when markets decline or appear overvalued. Indexing may eliminate some of the risks of active management such as poor security selection. Indexing may also help increase after-tax performance by keeping portfolio turnover low in comparison to actively managed investment companies. Each Fund will normally invest at least 95% of its assets in the securities of its Underlying Index and in American Depositary Receipts ("ADRs") based on the securities in its Underlying Index. Each Fund, except those listed below, will at all times invest at least 90% of its assets in the securities of its Underlying Index and ADRs. In order to provide a Fund additional flexibility to comply with the requirements of the U.S. Internal Revenue Code and other regulatory requirements and to manage future corporate actions and index changes in the smaller markets, each of the iShares (R) MSCI Hong Kong Index and the iShares (R) MSCI Singapore Index will at all times invest at least 80% of its assets in the securities of its Underlying Index and ADRs based on securities of its Underlying Index, and at least 90% of its assets in the securities of its Underlying Index or in securities included in the relevant market, but not in its Underlying Index, or in ADRs based on the securities in its Underlying Index. Each Fund also may invest its other assets in futures contracts, options on futures contracts, other types of options, and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

     Representative Sampling

     "Representative Sampling" is investing in a representative sample of securities in the relevant Underlying Index, which have a similar investment profile as the relevant Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the relevant Underlying Index. Funds that use Representative Sampling generally do not hold all of the securities that are included in the relevant Underlying Index.

     Correlation

     An index is a theoretical financial calculation, while a Fund is an actual investment portfolio. The performance of a Fund and its Underlying Index may vary somewhat due to transaction costs, foreign currency valuations, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. BGFA expects that, over time, the correlation between each Fund's performance and that of its Underlying Index, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." A Fund using a Representative Sampling can be expected to have a greater tracking error than a Fund using Replication. Replication is a strategy in which a Fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

     Industry Concentration Policy

     The iShares (R) MSCI Singapore Index has the following concentration policy: with respect to the two most heavily weighted industries or groups of industries in its Underlying Index, the Fund will invest in securities (consistent with its investment objective and other investment policies) so that the weighting of each such industry or group of industries in the Fund does not diverge by more than 10% from the respective weighting of such industry or group of industries in its Underlying Index. An exception to this policy is that if investment in the stock of a single issuer would account for more than 25% of the Fund, the Fund will invest less than 25% of its net assets in such stock and will reallocate the excess to stock(s) in the same industry or group of industries, and/or to stock(s) in another industry or group of industries, in its Underlying Index. The Fund will evaluate these industry weightings at least weekly, and at the time of evaluation will adjust its portfolio composition to the extent necessary to maintain compliance with the above policy.

     The iShares (R) MSCI Hong Kong Index will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Fund will concentrate to approximately the same extent that its Underlying Index concentrates in the stocks of such particular industry or group of industries.

The iShares(R) MSCI Singapore Index Fund

     The iShares(R) MSCI Singapore Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Singapore IndexSM.

     Investment Objective

     The iShares(R) MSCI Singapore Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Singaporean markets, as measured by the MSCI Singapore IndexSM.

     Principal Investment Strategy

     The MSCI Singapore IndexSM consists of stocks traded primarily on the Singapore Stock Exchange. As of September 30, 2005, the Index's three largest stocks were DBS Group Holdings Ltd., Singapore Telecommunications Ltd. and United Overseas Bank Ltd. and its three largest industries were banks, capital goods and telecommunication services. The Fund uses a Representative Sampling strategy to try to track the Index. The Fund's top portfolio holdings can be found at www.iShares.com. Fund fact sheets provide information regarding the Fund's top holdings and may be requested by calling 1-800-iShares.

     Principal Risks Specific to Fund

     Because foreign exchanges may be open on days when the Fund does not price its shares, the value of the securities in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's shares. As a small open economy, Singapore is particularly vulnerable to external economic influences, including, in the late 1990s, the Asian economic crisis. Although Singapore has been a leading manufacturer of electronics goods, the extent to which other countries can successfully compete with Singapore in this and related industries, and adverse Asian economic influences generally, may adversely affect Singapore's economy.

       Historical Performance of the iShares(R) MSCI Singapore Index Fund

     The following chart shows the performance of the iShares(R) MSCI Singapore Index Fund of the period from July 30, 2001 to August 28, 2006.


          iShares MSCI Singapore Index Fund ("EWS") (7/30/01 - 8/28/06)

                                 [CHART OMITTED]






The iShares(R) MSCI Hong Kong Index Fund

     Investment Objective

     The iShares(R) MSCI Hong Kong Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Hong Kong market, as measured by the MSCI Hong Kong IndexSM.

     Principal Investment Strategy

     The MSCI Hong Kong IndexSM consists of stocks traded primarily on the Stock Exchange of Hong Kong Limited (SEHK). As of September 30, 2005, the three largest stocks in the MSCI Hong Kong IndexSM were Hutchison Whampoa Ltd., Cheung Kong (Holdings) Ltd. and Sun Hung Kai Properties Ltd. and its three largest industries were real estate, utilities and capital goods. The Fund uses a Representative Sampling strategy to try to track the Index. The Fund's top portfolio holdings can be found at www.iShares.com. Fund fact sheets provide information regarding the Fund's top holdings and may be requested by calling 1-800-iShares.

     Principal Risks Specific to Fund

     Because foreign exchanges may be open on days when the Fund does not price its shares, the value of the securities in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's shares. The Hong Kong economy is dependent on the U.S. economy and the economies of other Asian countries and can be significantly affected by currency fluctuations and increasing competition from Asia's other emerging economies. The willingness and ability of the Chinese government to support the Hong Kong economy and market is uncertain, and changes in the Chinese government's position could significantly affect Hong Kong's economy. Asia includes countries in all stages of economic development, although most Asian economies are characterized by over-extension of credit, currency devaluations and restrictions, rising unemployment, high inflation, decreased exports, and economic recessions. Currency devaluations in any one country can have a significant effect on the entire Asian region. In the late 1990s, the economies in the Asian region suffered significant downturns and significant volatility increased. Heightened political and social unrest in any Asian country could cause further economic and market uncertainty in the region. Hong Kong reverted to Chinese sovereignty on July 1, 1997 as a Special Administrative Region (SAR) of China under the principle of "one country, two systems." There is uncertainty whether China will continue to respect the relative independence of Hong Kong and not exert a tighter grip in the country's political, economic, and social concerns.

       Historical Performance of the iShares(R) MSCI Hong Kong Index Fund

     The following chart shows the performance of the iShares(R) MSCI Hong Kong Index Fund of the period from July 30, 2001 to August 28, 2006.

          iShares MSCI Hong Kong Index Fund("EWH") (7/30/01 - 8/28/06)

                                 [CHART OMITTED]






The iShares(R) FTSE/Xinhua China 25 Index Fund

     Investment Objective

     The iShares (R) FTSE/Xinhua China 25 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE/Xinhua China 25 Index. The Fund's investment objective may be changed without shareholder approval.

     Principal Investment Strategy

     The Fund generally will invest at least 90% of its assets in the securities of the Index or in American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") or European Depositary Receipts ("EDRs") (collectively, "Depositary Receipts") representing securities in the FTSE/Xinhua China 25 Index. The Fund may invest the remainder of its assets in securities not included in the FTSE/Xinhua China 25 Index, but which BGFA believes will help the Fund track the FTSE/Xinhua China 25 Index. For example, the Fund may invest in securities not included in the FTSE/Xinhua China 25 Index in order to reflect various corporate actions (such as mergers) and other changes in the FTSE/Xinhua China 25 Index (such as reconstitutions, additions and deletions). The Fund also may invest its other assets in futures contracts, options on futures contracts, options, and swaps related to the FTSE/Xinhua China 25 Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA. The Fund's top portfolio holdings can be found at www.iShares.com. Fund fact sheets provide information regarding the Fund's top holdings and may be requested by calling 1-800-iShares.

     Description of the FTSE/Xinhua China 25 Index

     The Index is designed to represent the performance of the largest companies in the China equity market that are available to international investors. The Index consists of 25 of the largest and most liquid Chinese companies. Securities in the Index are weighted based on the total market value of their shares, so that securities with higher total market values generally have a higher representation in the Index. Each security in the Index is a current constituent of the FTSE All-World Index. All of the securities in the Index currently trades on the Hong Kong Stock Exchange. As of September 30, 2005, the Index's top three holdings were China Mobile (Hong Kong) Ltd., PetroChina Co. Ltd. Class H, and CNOOC Ltd. and the Index's top three industries were Resources, Non-Cyclical Services, and Financials.

    Historical Performance of the iShares(R) FTSE/Xinhua China 25 Index Fund

     The following chart shows the performance of the iShares(R) FTSE/Xinhua China 25 Index Fund of the period from October 8, 2004 to August 28, 2006.


                 iShares FTSE/Xinhua China 25 Index Fund ("FXI")
                              (10/8/04 - 8/28/06)

                                 [CHART OMITTED]






Historical performance of the Underlying ETFs will not necessarily predict future performance of the Underlying ETFs or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

License Agreement

     iShares(R) is a registered mark of Barclay's Global Investors, N.A. and has been licensed for use by Royal Bank of Canada. The Protected Notes are not sponsored, endorsed, sold or promoted by Barclays Global Investors, N.A., or its affiliate, Barclays Global Fund Advisors (together, "Barclays") and Barclays does not make any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying ETFs and the trademarks referred to above by Royal Bank Canada is solely for the benefit of Royal Bank Canada, and not for any third parties. The only relationship of Barclays to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying ETFs, which are determined, composed and calculated by Barclays without regard to Royal Bank of Canada or the Notes. Barclays has no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying ETF. Barclays is not responsible for and have not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. Barclays has no obligation or liability in connection with the administration, marketing or trading of the Notes.

BARCLAYS DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INFORMATION CONTAINED HEREIN OR IN ANY DOCUMENT RELATING TO AN UNDERLYING ETF OR ANY DATA INCLUDED THEREIN AND BARCLAYS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. BARCLAYS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF INFORMATION RELATING TO ANY UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. BARCLAYS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS

FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING ETF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BARCLAYS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The Notes are not in any way sponsored, endorsed, sold or promoted by FTSE/Xinhua Index Limited ("FXI"), FTSE International Limited ("FTSE"), the London Stock Exchange Plc ("Exchange"), The Financial Times Limited ("FT") or Xinhua Financial Network Limited ("Xinhua") (collectively the "Licensor Parties") and none of the Licensor Parties make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the Xinhua/FTSE China 25 Index (the "Index") and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by FTSE on behalf of FXI. None of the Licensor Parties shall be liable (whether in negligence or otherwise) to any person for any error in the Index and none of the Licensor Parties shall be under any obligation to advise any person of any error therein.

""FTSE(R)" is a trade mark jointly owned by the Exchange and the FT. "[CHARACTERS OMITTED]" is a trade mark of FTSE. "Xinhua" and "[CHARACTERS OMITTED]" are service marks and trade marks of Xinhua Finance Limited. All marks are licensed for use by FXI.

     The licensing agreements between the Barclays and Royal Bank and between FTSE/Xinhua Index Limited and Royal Bank are solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, as amended, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$5,000.

Denomination

     We will offer the Notes in denominations of US$1,000 (except that non-U.S. investors may be subject to higher minimums).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     You will receive a cash payment at maturity that is based on the Basket Performance, which may be positive or negative. The Notes are partially principal protected and you will receive a minimum of 90% of the principal amount at maturity.

     At maturity, if the basket level on the final valuation date is greater than or equal to the basket level on the initial valuation date (in which case the Basket Performance will be zero or positive), then the investor will receive a cash payment equal to the lesser of:

     (a) Principal Amount + (Principal Amount x Basket Performance), and

     (b) Principal Amount x 155%.

     If the basket level on the final valuation date is less than the basket level on the initial valuation date (in which case the Basket Performance will be negative), then, at maturity, the investor will receive a cash payment equal to the greater of:

     (a) Principal Amount + (Principal Amount x Basket Performance), and

     (b) Principal Amount x 90%.

     As a result of the above formula, the investor will receive a cash payment equal to no less than 90% of the Principal Amount.

     Basket Performance: The Basket Performance is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the three Underlying ETFs.

     The Weighted Component Change for each Underlying ETF will be determined as follows:

                           Component Weight      x    (  ETF(f)- ETF(i)   )
                                                       -------------------
                                                               ETF(i)

         where,

         ETF(f) (or "Final ETF Price") is the Reference Price of such Underlying ETF on August 26, 2011 (the "final valuation date")

         ETF(i) is the Reference Price of such Underlying ETF on August 28, 2006 (the "initial valuation date")

         The Component Weight for each Underlying ETF is as follows:

                       Underlying ETF                        Component Weight
                       --------------                        ----------------
          iShares(R) MSCI Singapore Index Fund                    33.3333%
          iShares(R) MSCI Hong Kong Index Fund                    33.3333%
          iShares(R) FTSE/Xinhua China 25 Index Fund              33.3334%

     The Reference Price of each Underlying ETF is price of such Underlying ETF as of the close of trading on the New York Stock Exchange on the relevant date.

     The method of determination for the Reference Price for each Underlying ETF is specified under "--Reference Prices" below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under "--Adjustments to the Basket and Reference Price" below.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than ten business days.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under "--Market Disruption Event" below.

Reference Prices

     The reference price for each Underlying ETF (the "Reference Price") have been determined on the initial valuation date and will be determined on the final valuation date by reference to the closing price of each Underlying ETF on the New York Stock Exchange.

Reference Prices on the Initial Valuation Date

     The Reference Prices for the Underlying ETFs on the initial valuation date are as follows:

                  Underlying ETF                        Reference Price
                  --------------                        ---------------

iShares(R) MSCI Singapore Index Fund                           $ 8.87

iShares(R) MSCI Hong Kong Index Fund                           $13.79

iShares(R) FTSE/Xinhua China 25 Index Fund                     $78.35

Delisting or Suspension of Trading of the Basket Components

     If any of the basket components is de-listed from the NYSE, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued basket component. We refer to any substitute exchange-traded fund approved by the calculation agent as a "successor fund". If any of the basket components is de-listed from the NYSE and the calculation agent determines that no successor fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate closing share prices of the discontinued basket component by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the basket component. If a successor fund is selected or the calculation agent calculates a share price as a substitute for the discontinued basket component, that successor fund or share price will be substituted for the basket component for all purposes of the Note.

     If at any time one of the Underlying Indices is changed in a material respect, or if one of the basket components in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the basket component shares had those changes or modifications not been made, then, from and after that time, the calculation agent will make those calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price of an exchange-traded fund comparable to the basket component or the successor fund, as the case may be, as if those changes or modifications had not been made, and calculate the closing prices with reference to the basket component or the successor fund, as adjusted. Accordingly, if the basket component or a successor fund is modified in a way that the price of its shares is a fraction of what it would have been if it had not been modified (e.g., due to a split or a reverse split), then the calculation agent will adjust the price in order to arrive at a price of the basket component shares or shares of the successor fund as if it had not been modified (e.g., as if the split or the reverse split had not occurred). The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

Market Disruption Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the reference price of each Underlying ETF on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the reference price may be postponed with respect to one or more Underlying ETFs if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing share price of the relevant Underlying ETF on the first business day after the final valuation date on which no market disruption event occurs or is continuing as the Reference Price on the final valuation date. In no event, however, will the determination of the Reference Price on the final valuation date be postponed by more than ten business days.

     If the determination of the Reference Price on the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Reference Price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Price of the relevant Underlying ETF that would have prevailed in the absence of the market disruption event and determine the Reference Price.

     Any of the following will be a market disruption event:

a suspension, absence or material limitation of trading in the Underlying ETFs for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

     in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging".

     The following event will not be market disruption events:

     a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market.

     For this purpose, an "absence of trading" in the primary securities market on which the Underlying ETFs are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association, will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of each of the Underlying ETFs, extraordinary events, business days, the default amount, the Basket Performance and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving sales of securities included in or linked to the basket components or the Underlying Index and/or purchases and/or sales of listed and/or over-the-counter options or futures on shares of the basket components or the Constituent Stocks or listed and/or over-the-counter options, futures or exchange-traded funds on the Underlying Index prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     acquire or dispose of securities of the basket components;

     acquire or dispose of securities of the issuers of Constituent Stocks;

     acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Underlying Indices or the value of the basket components or the Constituent Stocks;

     acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks; or

     any combination of the above four.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of shares of the basket components or the Constituent Stocks, listed or over-the-counter options or futures on the basket components or the Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Underlying Indices designed to track the performance of the Underlying Index.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

     We have determined that the comparable yield for the Notes is equal to 5.28% per annum, compounded semiannually, with a projected payment at maturity of $12,976.76 based on an investment of $10,000.

     You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

     If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

     If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the

Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

     Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

         Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 3.00%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 3.00% of the principal amount of the Notes. The Underwriter may allow, and the brokers or dealers may reallow, a discount not to exceed 3.00% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the Shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca



EXHIBIT A
---------

                                Auditors' Consent

     We refer to the Pricing Supplement No. 29 of Royal Bank of Canada (the "Bank") dated August 28, 2006 relating to the offering of US$584,000 Senior Global Medium-Term Notes, Series B, Partially Principal Protected Notes due August 31, 2011 Linked to a Basket of iShares(R) Exchange Traded Funds, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.




(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
August 28, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                   US$584,000


                                   [RBC LOGO]




                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series B
             Partially Principal Protected Notes due August 31, 2011
             Linked to a Basket of iShares(R) Exchange Traded Funds


                                 August 28, 2006